Exhibit 12

AGL Resources Inc.								Exhibit 12
Statement Setting Forth Ratio of Earnings to Fixed Charges
(Dollars in millions)
			Calendar	Calendar	Calendar	3 months	For the fiscal years ended September 30,
			2004	2003	2002	12/31/2001	2001	2000
Earnings as defined
	Add:	Pretax income from continuing operations, before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees
Income before income tax			$243	$223	$161	$38	$139	$108
(Income) from equity investees			(2)	(48)	(27)	(5)	(14)	(17)
Pretax income as defined			241	175	134	33	125	91
Fixed charges (see "B" below)			81	84	95	25	105	64
Distributed income of equity investees			-	41	27	-	12	-
Deduct:
Minority interest in pre-tax income of subsidiaries			(18)	-	-	-	-	-
Earnings as defined (A)			304	300	256	58	242	155

Combined fixed charges and preferred dividends as defined
Interest on long-term debt			$66	$70	$77	$21	$68	$53
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness			8	7	11	3	31	7
Estimated interest component of rentals			7	7	7	1	6	4
Total fixed charges (B)			$81	$84	$95	$25	$105	$64

Ratio of earnings to fixed charges (A)/(B)			3.75	3.57	2.69	2.32	2.31	2.42